                         [Letterhead of Jato Communications Corp.]

                                    May 12, 2000

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Patrick O'Leary

Re:  Jato Communications Corp.
CIK: 00001073715
Commission File No. 333-93569 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Jato Communications Corp. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-93569 (collectively, the "Registration Statement"), as well as the return of all materials previously filed pursuant to Confidential Treatment Requests. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 23, 1999.

Pursuant to the Registration Statement, the Registrant proposed to register up to 10,263,750 shares of its Common Stock, $0.01 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $153,956,250. Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact James C.T. Linfield or Wendy W. Tuey of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (303) 546-4000.

                                       Sincerely,

                                       Jato Communications Corp.

                                       /s/ William D. Myers

                                       William D. Myers
                                       Senior Vice President, Finance and
                                       Strategic Planning, Chief Financial
                                       Officer and Treasurer

cc: Clayton Clark - Nasdaq Stock Market, Inc.
James C.T. Linfield, Esq.
Wendy W. Tuey, Esq.
Richard L. Nevins, Esq.